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  VAN KAMPEN ADVANTAGE PENNSYLVANIA MUNICIPAL INCOME TRUST CUSIP - 920-937-208,
      VAN KAMPEN PENNSYLVANIA QUALITY MUNICIPAL TRUST CUSIP - 920-924-206,
          VAN KAMPEN TRUST FOR INVESTMENT GRADE PENNSYLVANIA MUNICIPALS
                               CUSIP - 920-934-205


                        NOTICE OF PROPOSED REORGANIZATION


         NOTICE IS HEREBY GIVEN that VAN KAMPEN ADVANTAGE PENNSYLVANIA MUNICIPAL INCOME TRUST ("Advantage Pennsylvania Municipal Income Trust"), VAN KAMPEN PENNSYLVANIA QUALITY MUNICIPAL TRUST ("Pennsylvania Quality Municipal Trust") and VAN KAMPEN TRUST FOR INVESTMENT GRADE PENNSYLVANIA MUNICIPALS ("Trust for Investment Grade Pennsylvania Municipals") are scheduled to reorganize into VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST (the "Acquiring Fund") after the close of business on December 2, 2005.

         The Acquiring Fund currently has one series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have four series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS, (ii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series B APS") in exchange for Advantage Pennsylvania Municipal Income Trust's existing auction preferred shares ("Advantage Pennsylvania Municipal Income Trust APS"), (iii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series C APS") in exchange for Pennsylvania Quality Municipal Trust's existing auction preferred shares ("Pennsylvania Quality Municipal Trust APS") and (iv) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series D APS") in exchange for Trust for Investment Grade Pennsylvania Municipals existing auction preferred shares ("Trust for Investment Grade Pennsylvania Municipals APS"). The number of days in the regular dividend period for Acquiring Fund Series B APS, Acquiring Fund Series C APS and Acquiring Fund Series D APS will remain the same as the existing APS for Advantage Pennsylvania Municipal Income Trust, Pennsylvania Quality Municipal Trust and Trust for Investment Grade Pennsylvania Municipals, respectively (i.e., an auction for each of Acquiring Fund Series B APS, Acquiring Fund Series C APS and Acquiring Fund Series D APS will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

         The next regularly scheduled auction for Advantage Pennsylvania Municipal Income Trust APS is expected to occur on December 1, 2005. On December 2, 2005, holders of Advantage Pennsylvania Municipal Income Trust APS will receive a dividend representing one day, which is December 2, 2005. The initial dividend rate for the Acquiring Fund Series B APS will be the rate as determined at the December 1, 2005 auction for Advantage Pennsylvania Municipal Income Trust APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series B APS, which is expected to be on December 29, 2005 (i.e., 28 days after December 1, 2005).

         The previous auction for Pennsylvania Quality Municipal Trust APS occurred on November 22, 2005. On December 2, 2005, holders of Pennsylvania Quality Municipal Trust APS will receive a dividend representing the ten-day period from November 23, 2005 through December 2, 2005. The initial dividend rate for the Acquiring Fund Series C APS will be the rate as determined at the November 22, 2005 auction for Pennsylvania Quality Municipal Trust APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series C APS, which is expected to be on December 21, 2005 (i.e., 29 days after November 22, 2005).

         The previous auction for Trust for Investment Grade Pennsylvania Municipals APS occurred on November 14, 2005. On December 2, 2005, holders of Trust for Investment Grade Pennsylvania Municipals APS will receive a dividend representing the eighteen-day period from November 15, 2005 through December 2, 2005. The initial dividend rate for the Acquiring Fund Series D APS will be the rate as determined at the November 14, 2005 auction for Trust for Investment Grade Pennsylvania Municipals APS, and this rate will continue until the next regularly scheduled auction for

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Acquiring Fund Series D APS, which is expected to be on December 12, 2005 (i.e.,
28 days after November 14, 2005).

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                       VAN KAMPEN ADVANTAGE PENNSYLVANIA
                                       MUNICIPAL INCOME TRUST
                                       VAN KAMPEN PENNSYLVANIA QUALITY
                                       MUNICIPAL TRUST
                                       VAN KAMPEN TRUST FOR INVESTMENT GRADE
                                       PENNSYLVANIA MUNICIPALS


Dated:  November 25, 2005              By: /s/ PHILLIP G. GOFF
                                          ----------------------
                                           Phillip G. Goff
                                           Chief Financial Officer and Treasurer